Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES SECOND QUARTER 2018 RESULTS

Vancouver, B.C., August 2, 2018 – Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the “Company” or “Entrée”) has today filed its interim financial results for the second quarter ended June 30, 2018. All numbers are in U.S. dollars unless otherwise noted.

Q2 2018 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property – Mongolia

As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill") on July 31, 2018:

•	Oyu Tolgoi underground development continued to progress during Q2 2018 including underground lateral development, the fit out of Shaft 2, support infrastructure and the convey-to-surface decline.

•	Completion of Shaft 5 sinking in March 2018 was followed in Q2 2018 by the installation of permanent ventilation fans and commissioning of the now fully operational expanded Shaft 5 ventilation system.

•	During Q2 2018, Shaft 2 stripping and bracket installation was completed while cable and pipe work commenced. Fit out of Shaft 2 is expected to occur throughout 2018.

•	Following reduced advancement during the Shaft 5 ventilation system completion, in June 2018 a record-level of equivalent underground development was achieved with 0.9 kilometres completed.

•	Progress overall during Q2 2018 was 2.4 equivalent kilometres with a total of 12.7 equivalent kilometres of lateral development completed since the re-start of development. During 2018, underground development is expected to advance approximately 10.0 kilometres.

•	During Q2 2018, earthworks for Shafts 3 and 4 continued and the sinking package was awarded in July 2018.

•	Per the Oyu Tolgoi Investment Agreement, Oyu Tolgoi LLC ("OTLLC") has been exploring two domestic power options – a power plant built and operated by OTLLC at the mine site or an independent power producer located at the Tavan Tolgoi coal field. A final decision on the outcome, cost and financing of a domestic power supply has not been concluded.

•	Production from first draw bell remains planned for mid-2020 and sustainable first production from the Oyu Toloi mining licence in 2021.

Cañariaco Project Royalty – Peru

On June 8, 2018, the Company completed the sale of its 0.5% net smelter returns royalty (the "Royalty") on Candente Copper Corp.’s Cañariaco Copper Project in Northern Peru to Anglo Pacific Group PLC ("Anglo Pacific"), a public company listed on the London Stock Exchange and the Toronto Stock Exchange. Under the sales agreement with Anglo Pacific, the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Royalty to Anglo Pacific for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares, which has resulted in a gain of $0.4 million, net of transaction costs. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Royalty as follows:

•	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;
•	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and
•	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

Corporate

•	Q2 2018 net loss was $0.2 million as compared to Q2 2017 ($0.7 million) which is a reduction of 71% from the comparative period of 2017 and for the 2018 year to date, net loss was $0.9 million, which is a reduction of 53% compared to the comparative period of 2017 ($1.9 million). The reduction in the net loss was due to the gain on the sale of the Royalty and lower administration costs in the current periods.
•	Q2 2018 operating cash outflow after working capital was $0.6 million (Q2 2017 cash outflow was $1.1 million) and for the 2018 year to date, operating cash outflow after working capital was $0.7 million (2017 year to date cash outflow was $2.0 million).
•	The cash balance as at June 30, 2018 was $6.2 million.

OUTLOOK AND STRATEGY

Entrée/Oyu Tolgoi JV Property

With the completion and filing of its updated technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of January 15, 2018 prepared by Amec Foster Wheeler Americas Limited (the "2018 Technical Report") in Q1 2018, the Company is now focused on:

•	Assessing opportunities to crystallize value ahead of production from the Entrée/Oyu Tolgoi JV Property.
•	Streamlining Entrée’s joint venture interest.
•	Educating the market about the risk profile associated with Entrée’s interest in the Entrée/Oyu Tolgoi JV Property.
•	Working with Entrée’s joint venture partner to advance any exploration opportunities on the Entrée/Oyu Tolgoi JV Property that may exist, including several near surface targets that have been identified.

Corporate

•	Throughout 2018, the Company’s focus will be to maximize investor awareness of the results of the 2018 Technical Report and what this report means to the Company and all stakeholders, both current and potential.
•	Corporate costs, which include Mongolian site management, marketing, and compliance costs, remained estimated to be between $1.2 million and $1.5 million for the full 2018 year.

The Company’s Interim Financial Statements and Management’s Discussion and Analysis (“MD&A”) are available on the Company website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée’s Vice President, Corporate Development, a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company’s Technical Report, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi joint venture, with a 30% interest in all mineralization identified above 560 metres elevation on the Entrée/Oyu Tolgoi JV Property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 14%, 10% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; construction and continued development of the Oyu Tolgoi underground mine; plans for future exploration and/or development programs and budgets; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill on the Entrée/Oyu Tolgoi joint venture and the continued development of the Entrée/Oyu Tolgoi JV Property. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for the Oyu Tolgoi underground mine (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2017, dated March 8, 2018 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.